UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

For the Fiscal Semiannual Period Ended March 31, 2021

 ZENLABS HOLDINGS INC.

(Exact name of small business issuer as specified in its charter)

BRITISH COLUMBIA	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
595 Howe Street, Suite 704 Vancouver, BC, Canada (Address of principal executive office)	V6C 2T5 (Postal Code)

(619) 763-4901 (Issuer’s telephone number)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of Zenlabs Holdings Inc., a British Columbia, Canada corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Zenlabs Holdings Inc. Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Semiannual Report, the terms “we”, “us”, “our”, “Zenlabs”, and the “Company”, means Zenlabs Holdings Inc., unless otherwise indicated. All dollar amounts in this Semiannual Report are expressed in U.S. dollars, unless otherwise indicated.

Management Discussion and Analysis is intended to be read in conjunction with the Company’s financial statements and the integral notes (“Notes”) thereto for the six months ended March 31, 2021. The following statements may be forward-looking in nature and actual results may differ materially.

ITEM 1.	MANANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Zenlabs Holdings Inc. is a British Columbia corporation. The Company offer products to both the Tetrahydrocannabinol- (“ThC) and Hemp- based cannabis markets, including genetic preservation, pathogen elimination, young plant production and cultivation.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDED MARCH 31, 2021

The Company’s cash balance as of March 31, 2021 was $1,453,424.

Revenue: Total revenue for the six months ended March 31, 2021 was $291,016 compared to $43,486 for the six months ended March 31, 2020. Cost of sales was $90,488 for the six months ended March 31, 2021 compared to $37,631 for the six months ended March 31, 2020, resulting in Gross margin, excluding fair value items of $200,528 and $5,855, respectively.

The Company opened Grow Room 1 at its Arjon Facility in San Diego, California in late December 2019. The Company subsequently opened Grow Room 2 in May 2020. The Company opened two additional grow rooms in July 2021with the third scheduled for completion in October 2021. The Arjons facility will be utilized for production of ThC flower. Flower provides a higher margin and, with current market prices of approximately $1,500 per pound, a stronger revenue stream.

The Company transitioned a large portion of its nursery-based operations to the Oceanside facility in July 2021 which will allow for production of ThC flower at the current Arjons indoor facility. Moving the nursery business to Oceanside increases production space constraints and provides ample room to scale operations.

Operating expenses: For the six months ended March 31, 2021, the Company incurred operating expenses of $ 830,722, including general and administrative costs of $ 669,681. Increase in general and administrative costs was primarily related to increased payroll and employee benefits associated with additional personnel to oversee nursery operations at the Oceanside location. For the six months ended March 31, 2020, the Company incurred operating expenses of $866,182. Operating expenses for the periods were comprised of general and administrative expense, sales and marketing expense and amortization and depreciation as follows:

General and administrative expense	For the six months ended March 31,
	2021	2020	$ Change	% Change
Management fee and payroll	$390,907	$395,701	$(4,794)	(1.2%)
Stock based compensation	86,891	-	86,891	N/A
Travel	17,286	16,751	535	3.2%
Professional fees and consulting	69,124	149,511	(80,387)	(53.8%)
Licenses and permits	26,285	27,536	(1,251)	(4.5%)
Office and insurance	23,986	21,887	2,099	9.6%
Business and property taxes	33,967	42,219	(8,252)	(19.5%)
Occupancy and facilities	21,235	22,881	(1,646)	(7.2%)

Total general and administrative expense	$669,681	$676,486	$(6,805)	(1.0%)

Sales and marketing expense	For the six months ended March 31,
	2021	2020	$ Change	% Change
Marketing	$10,689	$12,743	$(2,054)	(16.1%)
Trade shows and conventions	-	1,862	(1,862)	(100.0%)
Advertising	-	17,399	(17,399)	(100.0%)
Public relations	-	20,000	(20,000)	N/A

Total sales and marketing expense	$10,689	$52,004	$(41,315)	(79.4%)

Depreciation and amortization	For the six months ended March 31,
	2021	2020	$ Change	% Change
Depreciation	$33,507	$18,907	$14,600	77.2%
Amortization of right of use asset	116,845	118,785	(1,940)	(1.6%)

Total depreciation and amortization	$150,352	$137,692	$12,660	9.2%

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL	March 31, 2021	September 30, 2020
Current assets	$1,554,932	$962,070
Current liabilities	819,487	455,390

Working capital (deficit)	$735,445	$506,680

	For the six months ended
CASH FLOWS	March 31, 2021	March 31, 2020
Cash flow used by operating activities	$(381,377)	$(854,950)
Cash flow proved (used) by investing activities	(1,189,849)	2,313,052
Cash flow provided by financing activities	2,174,276	6,027

Net increase (decrease) in cash during year	$603,050	$1,464,129

Working capital will be utilized for general and administrative purposes, construction of grow room facilities at the Arjons and Oceanside sites, along with other normal and customary expenses related to the cultivation of cannabis seedlings in a nursery environment, including purchase of equipment, fertilizer, supplies and materials.

During the six months ended March 31, 2021, Investing Activities used cash of $1,189,849 for the purpose of construction of the facilities and purchase of equipment at both the Arjons and Oceanside sites.

During the six months ended March 31, 2021, Financing Activities provided $2,174,276 which included $2,258,678 in proceeds from a Regulation A offering, net of financing costs as described in Note 14 to the Consolidated Financial statements hereafter.

Since inception, the sole source of financing has been sales of the Company’s debt and equity securities. Zenlabs Holdings Inc. has not attained profitable operations and its ability to pursue any future plan of operation is dependent upon our ability to obtain financing.

Zenlabs Holdings Inc. anticipates continuing to rely on sales of its debt and/or equity securities in order to continue to fund ongoing operations. Issuances of additional shares of common stock may result in dilution to the Company’s existing stockholders. There is no assurance that the Company will be able to complete any additional sales of equity securities or that it will be able arrange for other financing to fund its planned business activities.

Going Concern

The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, or ultimately to attain profitability. Potential sources of cash, or relief of demand for cash, include additional external debt, the sale of shares of the Company’s stock or alternative methods such as mergers or sale of the Company’s assets. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash. The Company currently requires additional cash funding from outside sources to sustain existing operations and to meet current obligations and ongoing capital requirements.

The Company plans for the long-term continuation as a going concern include financing future operations through sales of our equity and/or debt securities and the anticipated operation of the Company’s production and sale of plants and flower.

COVID-19 and Industry Trends

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic based on the rapid increase in global exposure. COVID-19 continues to spread throughout the world. The World outbreak of COVID-19 has not, to date, had any material negative effects on the Company and/or its operations.

The unprecedented nature of the COVID-19 pandemic and its impact results in uncertainty about future market conditions, the impacts on our business, and consequently, the assumptions we use to develop forecasts of business performance. There is no guarantee that the Company’s revenue will grow or remain at similar levels in 2021. Depending on conditions, we may have to review our assumptions which may result in additional adjustments or impairments of assets in 2021.

Industry-wide, sales of cannabis have remained strong during the COVID-19 quarantines and restrictions, and the outlook for continued growth is favorable. Prices of cannabis have remained strong but given the potential economic effects of continued restrictions, there is no guarantee demand will continue to grow and may be adversely affected by the consumer’s ability to purchase.

Supply chain slowdowns negatively impacted the Company’s ability to procure certain equipment to be utilized in the cultivation rooms at its Arjons facilities which has adversely affected the timeline for production at that site.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its stockholders.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact on our business operations and any associated risks related to these policies are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions.

ITEM 2.	OTHER INFORMATION.

None

ITEM 3.	FINANCIAL STATEMENTS.

ZENLABS HOLDINGS, INC.

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS

March 31, 2021

1.	Condensed Consolidated Statements of Financial Position as at March 31, 2021 and September 30, 2020	7
2.	Condensed Consolidated Statements of Comprehensive Loss for the six months ended March 31, 2021 and 2020;	8
3.	Condensed Consolidated Statement of Changes in Shareholders’ Equity for the six months ended March 31, 2021 and 2020;	9
4.	Condensed Consolidated Statements of Cash Flows for the six months ended March 31, 2021 and 2020;	10
5.	Notes to Condensed Consolidated Financial Statements.	11

ZENLABS HOLDINGS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

For the six months ended

March 31, 2021

ZENLABS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in US Dollars)

	March 31, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,453,424	$850,374
Accounts receivable	5,733	2,127
Other receivables	-	11,736
Inventory (Note 5)	4,398	866
Biological assets (Note 6)	23,054	26,673
Prepaid expenses and other current assets	68,323	70,294
TOTAL CURRENT ASSETS	1,554,932	962,070
Property and equipment (Note 7)	2,342,172	1,197,188
Right of use asset (Note 11)	2,069,895	2,206,984
Deposit	30,000	30,000

TOTAL ASSETS	$5,996,999	$4,396,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities (Note 8)	$408,864	$166,545
Lease liability (Note 11)	178,139	163,657
Derivative liability (Note 13)	97,946	14,263
Due to related parties	121,488	97,875
Long term debt, current portion	13,050	13,050
TOTAL CURRENT LIABILITIES	819,487	455,390
Deferred Operating Lease Obligation	-	-
Long term debt, net of current portion (Note 10)	44,587	51,112
Long term lease liability (Note 11)	2,208,838	2,301,197

TOTAL LIABILITIES	3,072,912	2,807,699

SHAREHOLDERS’ EQUITY
Share capital (Note 15)	7,640,608	5,279,906
Reserve for share based compensation	103,270	16,379
Subscription receivable	(102,024)	-
Deficit	(4,717,767)	(3,707,742)

TOTAL SHAREHOLDERS’ EQUITY	2,924,087	1,588,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,996,999	$4,396,242

Going concern (Note 1), Subsequent events (Note 19)

Approved on behalf of the Board of Directors on September 7, 2021

/s/ Michael Boshart	/s/ Kelly J. Stopher
CEO and Director	CFO and Director

The accompanying notes are an integral part of these condensed consolidated financial statements

ZENLABS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

For the six months ended March 31, 2021 and 2020

(Expressed in US Dollars)

	2021	2020
REVENUE
Product sales	$284,616	$42,286
Delivery income	6,400	1,200

TOTAL REVENUE	291,016	43,486
Cost of goods sold	(274,475)	(37,631)
GROSS MARGIN, excluding fair value items	16,541	5,855
Realized fair value amounts included in inventory sold	(15,260)	(37,631)
Unrealized fair value gain on growth of biological assets	31,886	42,100

GROSS PROFIT	33,167	10,324

OPERATING EXPENSE
General and administrative (Note 18)	669,681	676,486
Sales and marketing	10,689	52,004
Depreciation and amortization (Note 7 and Note 11)	150,352	137,692

TOTAL OPERATING EXPENSES	830,722	866,182

LOSS FROM OPERATIONS	(797,555)	(855,858)

OTHER INCOME (EXPENSE)
Interest, net	(128,210)	(120,201)
Acquisition expense (Note 12)	-	(923,092)
Change in fair value of derivative liability	(83,683)	(69,321)
Foreign exchange	(577)	(125,406)

TOTAL OTHER INCOME (EXPENSE)	(212,470)	(1,238,020)

Net loss and comprehensive loss	$(1,010,025)	$(2,093,878)

Loss per share - basic and diluted	$(0.05)	$(14.96)

Weighted average number of shares outstanding	20,604,521	140,006

The accompanying notes are an integral part of these condensed consolidated financial statements

ZENLABS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended March 31, 2021 and 2020

(Expressed in US Dollars)

	Multi-voting shares	Subordinate shares	Capital	Reserve for share based payment	Deficit	Total
BALANCE, September 30, 2019	149,998	-	$972,964	$-	$(810,213)	$162,751
Shares issued to shareholders of Zenlabs Holdings, Inc.	-	20,122,841	3,522,514	-	-	3,522,514
Shares issued for sale of common shares and warrants	-	331,682	99,285	-	-	99,285
Net loss	-	-	-	-	(2,093,878)	(2,093,878)

BALANCE, March 31, 2020	149,998	20,454,523	$4,594,763	$-	$(2,904,091)	$1,690,672

BALANCE, September 30, 2020	149,998	20,454,523	$5,279,906	$16,379	$(3,707,742)	$1,588,543
Shares issued for sale of common stock and warrants	-	2,171,213	2,605,456	-	-	2,605,456
Financing costs	-	-	(244,754)	-	-	(244,754)
Subscriptions receivable	-	-	(102,024)	-	-	(102,024)
Share-based compensation	-	-	-	86,891	-	86,891
Net loss	-	-	-	-	(1,010,025)	(1,010,025)

BALANCE, March 31, 2021	149,998	22,625,736	$7,538,584	$103,270	$(4,717,767)	$2,924,087

The accompanying notes are an integral part of these condensed consolidated financial statements

ZENLABS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended March 31, 2021 and 2020

(EXPRESSED IN US DOLLARS)

	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$(1,010,025)	$(2,093,878)
Adjustments to reconcile net income to net cash used for operating activities:
Share based compensation	86,891	-
Depreciation and amortization	181,954	137,692
Interest accretion	-	121,075
Change in fair value of derivative liability	83,683	69,321
Change in fair value of biological assets	3,619	(4,469)
Listing expense	-	923,092
Changes in assets and liabilities:
Amounts receivable	8,130	12,901
Prepaid expenses	1,971	4,011
Inventory	(3,532)	(688)
Accounts payable and accrued liabilities	242,319	(32,007)
Customer deposits		8,000
Due to related parties	23,613	-

Cash used in operating activities	(381,377)	(854,950)

INVESTING ACTIVITIES
Net cash acquired from reverse acquisition	-	2,802,660
Purchase of property and equipment	(1,189,849)	(489,608)

Cash provided by (used in) investing activities	(1,189,849)	2,313,052

FINANCING ACTIVITIES
Proceeds from shareholder loans	-	130,000
Repayment of shareholder loans	-	(130,000)
Proceeds from issuance of common stock and warrants, net of financing costs	2,258,678	125,000
Repayment of debt	(6,525)	-
Lease principal payments	(77,877)	(118,973)

Cash provided by financing activities	2,174,276	6,027

Net increase in cash and cash equivalents	603,050	1,464,129

Cash and cash equivalents, beginning	850,374	492,127

Cash and cash equivalents, ending	$1,453,424	$1,956,256

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION (Note 18)

NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 18)

The accompanying notes are an integral part of these condensed consolidated financial statements

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

1.	NATURE OF OPERATIONS

Zenlabs Holdings Inc. (the “Company” or “Zenlabs”) was incorporated on March 4, 2019, under the Business Corporations Act (British Columbia). The Company’s head office is located at 7745 Arjons Drive, San Diego, California, USA 92126. The Company’s registered and records office is located at #704 - 595 Howe Street, Box 35, Vancouver, BC, V6C 2T5. The Company is in the process of acquiring California based subsidiaries which will offer services to both the THC and Hemp markets. The subsidiaries are engaged in the genetic preservation, pathogen elimination, young plant production and cultivation.

These condensed consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These condensed consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going-concern. These adjustments could be material.

Zenleaf LLC (“Zenleaf”) was incorporated on October 27, 2017, in California, USA. The Company operates in the cannabis space. Zenleaf offers services to both the THC and Hemp markets. In these markets Zenleaf is engaged in the genetic preservation, pathogen elimination, young plant production and cultivation. Zenleaf has developed proprietary processes for initiation and treatment of cannabis in tissue culture through its licensed lab in San Diego California.

On October 31, 2019 the Company issued 149,998 multiple voting shares (the “Multiple Voting Shares”), for 100% of the ownership units of Zenleaf LLC, a California company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. The transaction constituted a reverse takeover of the Company by the shareholders of Zenleaf LLC, but did not meet the definition of a business combination as defined under IFRS 3. As such, the transaction will be accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. See Note 12.

At the time of the Transaction, Zenlabs did not constitute a business as defined under IFRS 3 - Business Combinations, and therefore the Transaction is accounted for as an asset acquisition. As Zenleaf is deemed to be the acquirer for accounting purposes, the resulting consolidated statement of financial position was presented as a continuance of Zenleaf’s operations at their historical carrying values, and the comparative figures presented before the Transaction are those of Zenleaf. The results of operations, the cash flows, and the assets and liabilities of Zenlabs have been included in these consolidated financial statements since October 31, 2019. Accordingly, the equity structure of Zenleaf (the accounting acquirer) was recast using the exchange ratio established in the acquisition agreement to reflect the number of shares of Zenlabs (the accounting acquiree) issued in the reverse acquisition.

Since March 2020, several governmental measures have been implemented in the United States, where the Company’s operations are located, and the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2021. The Company continues to operate its business, and in response to US Federal and State and Canadian Federal and Provincial emergency measures, has requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its customers and vendors could impact the Company’s ability to conduct its planned programs in a timely manner, and the Company is evaluating the best way to move its activities forward when the emergency measures are lifted.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements were approved and authorized for issue on September 7, 2021, by the Directors of the Company.

The accounting policies applied in these condensed consolidated financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended September 30, 2020. The annual consolidated financial statements are available on EDGAR at www.sec.gov. The policies have been applied throughout the periods reported.

Statement of Compliance

These unaudited condensed consolidated financial statements have been prepared by management of the Corporation in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting principles and methods of computation as outlined in the Corporation’s consolidated financial statements for the year ended September 30, 2020. A description of accounting standards and interpretations that have been adopted by the Corporation can be found in the notes of the annual consolidated financial statements for the year ended September 30, 2020. These unaudited condensed consolidated financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the notes thereto for the year ended September 30, 2020.

3.	MAIN SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses for the reporting period.

The main sources of estimation uncertainty and critical judgments by management applicable to these condensed consolidated interim financial statements are the same as those presented in the Company’s consolidated financial statements for the year ended September 30, 2020.

4.	INVENTORY

Details of the Company’s inventory as at March 31, 2021 and September 30, 2020 are shown in the table below:

	March 31, 2021	September 30, 2020
Raw materials	$1,990	$370
Finished goods	2,408	496
Balance	$4,398	$866

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

5.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants that are cultivated at the Company’s own grow facilities. The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on the selling price less any costs to sell up to the point of harvest.

For biological assets that are still growing, the fair value ascribed to them is a percentage of the fair value at point of harvest, based on where the plants are in their grow cycle. As at March 31, 2021, on average, the biological assets were approximately 80% complete relative to the next expected harvest date.

In determining the fair value of biological assets, management is required to make several estimates with respect to significant unobservable inputs, including the expected selling price of the plants, the stage of plant growth at which point of harvest is determined, wastage and costs to sell. Estimated wastage per plant varies by strain and is obtained through historical growing results or grower estimate if historical results are not available. The listed selling price of cannabis plants varies by strain and is obtained through listed selling prices or estimated selling prices if historical results are not available. The Company used a price of $6.06 per plant in valuing of biological assets at March 31, 2021. Fair value at the point of harvest is estimated based on the selling price less any costs to sell at harvest.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were key inputs used by management in determining the fair value of biological assets:

- Selling price per plant – calculated as the weighted average selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices. As at March 31, 2021, these prices represented the ultimate selling prices to wholesale buyers.

- Stage of growth – represents the weighted average number of weeks out of the 8-week growing cycle that biological assets have reached as of the measurement date.

- Wastage – represents the weighted average percentage of biological assets which are expected to be destroyed due to failure to mature into cannabis plants that can be harvested.

The following table quantifies averages for each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	March 31, 2021	10% change as at March 31, 2021
Selling price per plant	$6.06	$2,554
Stage of growth	90.2%	$3,665
Wastage	10%	$3,665

The Company capitalizes its periodic cost related to growing its biological assets and accretes fair value using percentage of completion based on weeks of growth.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

This gain was calculated using a periodic change in value based on plant count and estimated value of the various products from the plants.

Details of the Company’s biological assets as at March 31, 2021 are shown in the table below:

Biological assets
Balance – September 30, 2019	$-
Change in fair value less cost to sell	26,673
Balance – September 30, 2020	26,673
Gain on fair value of biological assets	31,886
Increase in biological assets due to capitalized costs	167,361
Transfer to finished goods	(202,866)
Balance – March 31, 2021	$23,054

7.	PROPERTY AND EQUIPMENT

	Hemp assets	Vehicle	Furniture and equipment	Leasehold improvement
Cost
Balance, September 30, 2019	$41,500	$47,049	$44,224	$89,355
Additions	-	65,249	143,312	159,050
Balance, September 30, 2020	$41,500	$112,298	$187,536	$248,405
Additions	-	-	107,276	477,490
Balance, March 31, 2021	$41,500	$112,298	$294,812	$725,895
Amortization
Balance, September 30, 2019	$(2,075)	$(5,503)	$(4,110)	$(2,309)
Expense	(4,150)	(14,847)	(21,340)	(15,647)
Balance, September 30, 2020	$(6,225)	$(20,350)	$(25,450)	$(17,956)
Expense	(2,075)	(11,230)	(19,140)	(12,419)
Balance, March 31, 2021	$(8,300)	$(31,580)	$(44,590)	$(30,375)
Carrying value
Balance, September 30, 2020	$35,275	$91,948	$162,086	$230,449
Balance, March 31, 2021	$33,200	$80,718	$250,222	$695,520

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Facility	Total
Cost
Balance, September 30, 2019	$77,730	$299,858
Additions	599,700	967,311
Balance, September 30, 2020	$677,430	$1,267,169
Additions	605,082	1,189,848
Balance, March 31, 2021	$1,282,512	$2,457,017
Amortization
Balance, September 30, 2019	-	(13,997)
Expense	-	(55,984)
Balance, September 30, 2020	$-	$(69,981)
Expense	-	(44,864)
Balance, March 31, 2021	$-	$(114,845)
Carrying value
Balance, September 30, 2020	$677,430	$1,197,188
Balance, March 31, 2021	$1,282,512	$2,342,172

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2021	September 30, 2020
Accounts payable	$404,738	$155,450
Accrued liabilities	4,126	11,095
Balance	$408,864	$166,545

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

8.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined the key management personnel consist of members of the Company’s Board of Directors and corporate officers.

During the six months ended March 31, 2020, two directors loaned the Company $130,000 for working capital. The Company repaid the loan during the six months ended March 31, 2020. There was no interest expense associated with the shareholder loan during the six months ended March 31, 2020.

During the six months ended March 31, 2021 and 2020, respectively, the Company leased its primary facility from ZLCA LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. (Note 11). During the six months ended March 31, 2021 and 2020, the Company paid ZLCA LLC $307,560 and $118,973, respectively, in lease payments. As of March 31, 2021, the accrued balanced due to ZLCA, LLC is $121,489.

During the six months ended March 31, 2021 and 2020, the Company leased from an entity owned by a Director of the Company on a facilities and acreage related to its cannabis operation. During the six months ended March 31, 2021 and 2020, the Company paid the related party entity $30,000 and $15,000, respectively. Also, during the six months ended March 31, 2021 and 2020, the Company purchased $3,585 and $5,148, respectively, of raw materials from a related party entity owned by a Director of the Company.

The remuneration of directors and key management personnel during the six months ended March 31, 2021 and March 31, 2020, respectively, was as follows:

	2021	2020
Management fees	$123,481	$81,994
Supplies and materials	3,585	5,148
Lease payments	307,560	118,973
Total related party	$434,626	$206,115

The following amounts were due to related parties at March 31, 2021 and September 30, 2020:

	2021	2020
Due to a company controlled by a director	$-	$-
Accounts payable, related parties	121,488	97,875
Total due to related parties	$121,488	$97,875

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

9.	LONG TERM DEBT

During the year ended September 30, 2020, the Company obtained a loan secured by a vehicle with monthly payment of $1,087. The loan has a term of sixty (60) months and is non-interest bearing.

September 30, 2020
Balance, September 30, 2019	$-
Issued	65,249
Repayments	(1,087)
Balance, September 30, 2020	64,162
Repayments	(6,525)
Balance, March 31, 2021	57,637
Less current portion	(13,050)
Long term debt, March 31, 2021	$44,587

A schedule of the Company future minimum principal payments over the term of the loan is as follows:

Year ended March 31,
2021	$13,050
2022	13,050
2023	13,050
2024	13,050
2025	5,438
Total	$57,638

10.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company and its subsidiaries operate in a leased property in San Diego, California for use as corporate offices, wholesale warehouse and grow facilities (the “Arjons Facility”). On June 16, 2019, the Company’s subsidiary, Zenleaf LLC, executed a Lease Agreement (the “2019 Lease”) with ZLCA, LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. For the year ended September 30, 2020, $24,063 was capitalized to Biological Assets.

The schedule of Base Rent monthly payments under the 2019 Lease was as follows:

On February 21, 2020, the 2019 Lease was replaced with a new lease agreement (the “2020 Lease”). Under the 2020 Lease, for any given year in which the Company generates more than $3,000,000 in annual sales, the lessor shall be entitled to receive five percent (5%) of the net revenues generated by the Company for sale of cannabis products on the premises, less a credit for Base rent paid. The percentage rent due to the lessor cannot exceed $300,000 per year.

The Company revalued its Lease Liability to reflect an incremental borrowing rate of 10.72% as of February 21, 2020. As a result, the Right of Use Asset and Lease Liability increased by $33,638.

On May 1, 2020, the Company entered into a lease with purchase option (the “5712 Lease) with Metz Properties, LLC (the “Landlord”) a California limited liability company entity controlled by a member of the Company’s Board of Directors, for the use of approximately ten (10) acres in Oceanside, California. The term of the lease is five (5) years commencing and ending on April 30, 2025. The monthly payment is $10,000 per acre utilized. Upon notification to the landlord, the Company may occupy and utilize additional one (1) acre increments. In the event the Company elects to occupy the entire leased premises, the Company must give six (6) month notice to the landlord before taking possession. The Company also had an option to purchase the entire property for $4,000,000. The option to purchase the property expired on December 31, 2020.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

The Right of Use Asset consists of the following:

Right of Use Asset
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,262,161
Contracts identified as leases during the period	230,494
Change in Right of Use Asset due to modifications of lease terms	(33,638)
Amortization	(252,033)
Balance, September 30, 2020	$2,206,984
Amortization	(137,089)
Balance, March 31, 2021	$2,069,895

The Lease Liability consists of the following:

Lease Liability
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,322,156
Contracts identified as leases during the period	230,494
Change in Lease Liability due to modification of lease terms	(33,638)
Payments	(307,560)
Interest expense	253,402
Balance, September 30, 2020	$2,464,854
Payments	(208,459)
Interest expense	130,582
Balance, March 31, 2021	$2,386,977
Less Lease liability, current portion	(178,138)
Total Long term lease liability, March 31, 2021	$2,208,838

As of March 31, 2021, the total of future minimum lease payments are as follows:

From April 1, 2021 to March 31, 2022	$425,841
From April 1, 2022 to March 31, 2023	436,817
From April 1, 2023 to March 31, 2024	448,121
From April 1, 2024 to March 31, 2025	459,765
Thereafter	1,841,804
Total minimum lease payments	3,612,348
Less implied interest	(1,225,371)
Total	$2,386,977

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

11.	REVERSE ACQUISITION

On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, Zenlabs acquired all of the issued and outstanding ownership units of Zenleaf LLC in consideration of shares of the Company on a 1:1 basis. The Company issued 148,998 multiple voting shares to the former members of Zenleaf, LLC, including 38,254 shares issued to the Company’s chief executive officer.

As discussed in Note 1, the Transaction has been accounted for as a reverse acquisition whereby Zenleaf LLC is the acquirer for accounting purposes and the assets and liabilities of Zenlabs were acquired in consideration for the fair value of the Zenleaf LLC ownership units. Under this premise, as consideration for 100% of outstanding shares of Zenlabs by way of reverse acquisition, the Company issued 20,122,841 to the shareholders of Zenlabs. The fair value of the purchase consideration was determined in accordance with IFRS 2 – Share-based Payment, with the difference between the fair value of the consideration transferred and the fair value of Zenlab’s net liabilities assets assumed acquired being recorded as acquisition expense. The shares were assigned a value of $0.23 CAD per share, which was determined by the value of the recent financing realized through private placements, for a total consideration of $4,207,657.

The companies are related parties at the date of the Transaction by virtue of common management.

Consideration:
20,122,841 shares	$3,522,514
14,622,840 warrants	685,143
Total consideration	4,207,657
Net assets acquired (liabilities assumed):
Cash	2,802,660
Amounts receivable	610,497
Accounts payable and accrued liabilities	(128,592)
Net assets acquired	3,284,565
Acquisition expense	923,092
Total	$4,207,657

12.	DERIVATIVE LIABILITY

Balance - September 30, 2019	$-
Fair value of warrants –issued during the period	25,715
Change in fair value of warrants outstanding	(11,452)
Balance – September 30, 2020	$14,263
Change in fair value of warrants outstanding	83,683
Balance – March 31, 2021	$97,946

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

The derivative liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company. Details of these warrants and their fair value are as follows:

Expiration date	Exercise Price ($CAD)	Number of warrants outstanding at March 31, 2021	Fair value of warrants at March 31, 2021
December 13, 2021	1.00	331,682	97,946
	$1.00	331,682	$97,946

The fair values of the warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

·	The stock price was based on the most recent private placement for the Company at the time of issuance.

·	The risk-free interest rate assumption is based on US Treasury marketable bonds for a period consistent with the expected term of the option in effect at the time of grant;

·	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%.

·	The expected life of the warrants was estimated to be the remaining contractual term; and

·	The expected volatility was based off of the historical trading prices of comparable companies’ common stock price over a period equivalent to the expected life of the warrants.

The fair values of these warrants during the six months ended March 31, 2021 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Expected volatility	105%
Expected life	0.7 years
Dividends	0%
Risk-free interest rate	0.07%

13.	SHARE CAPITAL

Common Shares (Subordinate Voting Shares)

Authorized: unlimited number of Subordinate Voting shares without nominal or par value.

Common Shares (Multiple Voting Shares)

-	On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, the Company issued 149,998 Multiple Voting Shares, for 100% of the ownership units of Zenleaf LLC, a California limited liability company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. Holders of Multiple Voting Shares have the following rights:

o	At meetings of shareholders, holders of Multiple Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted,

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

o	Each holder of Multiple Voting Shares (other than an Initial Holder) is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately be converted. For greater certainty, subject to adjustment as set forth in the Company’s Articles, each Multiple Voting Share is initially convertible into 100 Subordinate Voting Shares, each Initial Holder is initially entitled to 200 votes per Multiple Voting Share, and each registered holder of Multiple Voting Shares other than an Initial Holder is initially entitled to 100 votes per Multiple Voting Share. Each Multiple Voting Share shall be convertible, at the option of the registered holder. Initial Holder means the initial registered holder of a Multiple Voting Share at the time such Multiple Voting Share was issued.

-	On December 13, 2019 the Company issued 331,682 Units at a price of $0.50 CAD per unit for proceeds of $125,000 USD. Each Unit consists of one (1) Subordinate Voting Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one (1) additional Subordinate Voting Share at a price of $1.00 per share until December 31, 2021. The Subordinate Voting Shares issued under this financing will be subject to following voluntary resale restrictions: (i) 20% of the Subordinate Voting shares will not be subject to voluntary restrictions on resale, (ii) 20% of the Subordinate Voting Shares will be subject to restrictions on resale until three months after listing on a stock exchange; (iii) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until six months after listing on a stock exchange, (iv) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until nine months after listing on a stock exchange, and (v) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until twelve months after listing on a stock exchange.

-	On June 15, 2020, the Company initiated a financing for gross proceeds of up to $20,400,000 through the issuance of 17,000,000 units at $1.20 per unit, utilizing a Regulation A Offering Memorandum under the US Securities Act of 1933. Each unit consists of one share of the Company’s subordinate vote stock and one warrant to purchase an additional share of subordinate share at an exercise price of $3.00 per share for a period beginning one year after the offering statement was qualified by the Securities and Exchange Commission. For the six months ended March 31, 2021, gross proceeds of $2,605,456 have been received and 2,171,213 common shares and warrants to purchase common shares have been issued related to this offering.

Share Purchase Warrants

The following table reflects the continuity of share purchase warrants for the year ended September 30, 2020 and six months ended March 31, 2021:

	Number of warrants	Weighted average exercise price ($CAD)
Warrants issued – private placement (i)	5,174,640	0.60
Warrants issued – private placement (ii)	331,682	1.00
Warrants exercised	-	-
Warrants expired	-	-
Balance – September 30, 2020	14,954,522	0.61
Warrants issued – Reg A offering (iii)	2,171,213	-
Balance – March 31, 2021	17,125,735	$0.61

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

(i)	On October 21, 2019, the Company issued 5,174,640 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $0.60 CAD. These warrants expire on October 21, 2021.

(ii)	On December 13, 2019, the Company issued 331,682 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $1.00 CAD. These warrants expire on December 13, 2021.

(iii)	For the six months ended March 31, 2021, the company issued 2,171,213 share purchase warrants related to a Reg A offering. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $3.00 USD. These warrants expire on March 31, 2024.

As at March 31, 2021, there are 17,125,735 outstanding share purchase warrants.

Issue date	Expiration date	Warrants	Exercise price ($CAD)	Exercise price ($USD)	Remaining life (years)
June 30, 2019	June 30, 2021	9,448,200	$0.60	$-	0.25
October 21, 2019	October 21, 2021	5,174,640	0.60	-	0.56
December 13, 2019	December 13, 2021	331,682	1.00	-	0.70
March 31, 2021	March 31, 2024	2,171,213	-	3.00	3.00
		17,125,735	$0.61	$3.00	0.70

The weighted average remaining contractual life of warrants outstanding as of March 31, 2021 was .70 years.

Stock options

The continuity of outstanding stock options for the period ended March 31, 2021 is as follows:

	Number of options	Weighted average exercise price per share ($USD)
Balance - September 30, 2019	-	$-
Issued	220,000	0.38
Balance – September 30, 2020	220,000	$0.38
Issued	460,000	1.20
Balance – March 31, 2021	680,000	$0.93

a)	On February 28, 2020 the Company granted 120,000 stock options to the Chief Financial Officer of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($USD $0.38). The options vest as follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023.

b)	On March 12, 2020 the Company granted 100,000 stock options to an employee of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($USD $0.38). The options vest as follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

c)	On March 31, 2021, the Company granted 460,000 options to employees of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of $1.20 per share. with a fair value at grant date of $314,808. The options vest as follows: 25% at date of grant, 25% vests every three months thereafter. The options expire on March 31, 2026.

The fair values of the options were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

Expected volatility	100%
Expected life	3.00 years
Dividends	0%
Risk-free interest rate	0.58% to 0.85%

As at March 31, 2021, there are 680,000 options to purchase common shares outstanding of which 335,000 options were exercisable.

Issue date	Expiry date	Options	Exercisable options	Exercise price ($USD)	Remaining life (years)
February 28, 2020	February 28, 2023	120,000	120,000	$0.38	1.92
March 12, 2020	March 12, 2023	100,000	100,000	0.38	1.95
March 31, 2021	March 12, 2026	460,000	115,000	1.20	5.00
		680,000	335,000	$0.50	2.98

The weighted average remaining life of options outstanding as of March 31, 2021 was 2.98 years. Unrecognized compensation expense as of March 31, 2021 was USD $211,538.

14.	CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support its operations and business development. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company generated limited revenue and cash flows from its operations since its inception; therefore, the Company is dependent on external financing to fund its future intended business plan. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

15.	FINANCIAL INSTRUMENTS

The judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, The Company has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s cash is classified as Level 1 whereas other financial assets (amounts receivables) are classified as Level 2. Carrying values of financial assets do not differ significantly from their fair values due to their short-term nature. The Company’s accounts payables and accrued liabilities and derivative liability are classified as Level 2. Fair values of financial liabilities (accounts payable and accrued liabilities) are assumed to approximate their carrying values due to their short term.

Financial Instrument risks:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company does not have significant exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is managed by ensuring sufficient financial resources are available to meet obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. As at March 31, the Company had cash of $1,453,424 to settle current financial liabilities of $819,487. The Company addresses its liquidity through debt and equity financing obtained through the sale of common shares and the exercise of warrants and options. There is no assurance that it will be able to do so in the future.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not significantly exposed to interest rate risk as at March 31, 2021.

(d)	Foreign exchange risk

As at March 31, 2021, the Company is not exposed to significant foreign exchange risk.

ZENLABS HOLDINGS INC.

Notes to the Condensed Consolidated Financial Statements

(Expressed in U.S. dollars unless otherwise stated)

For the six months ended March 31, 2021 (unaudited)

16.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	March 31, 2021	March 31, 2020
SUPPLEMENTAL DISCOSURE OF CASH FLOW INFORMATION
Interest paid	$31,429	$121,075

17.	GENERAL AND ADMINISTRATIVE EXPENSE

Activity during the six months ended March 31, 2021 and 2020, respectively, for general and administrative expense is as follows:

	2021	2020

Management fee and payroll	$390,907	$395,701
Stock based compensation	86,891	-
Travel	17,286	16,751
Professional fees and consulting	69,124	149,511
Licenses and permits	26,285	27,536
Office and insurance	23,986	21,887
Business and property taxes	33,967	42,219
Occupancy and facilities	21,235	22,881
Total general and administrative expense	$669,681	$676,486

18.	SUBSEQUENT EVENTS

On June 15, 2021, the Company closed a financing for gross proceeds of $3,194,392 through the issuance of 2,661,993 units at $1.20 per unit, utilizing a Regulation A Offering Memorandum under the US Securities Act of 1933. Each unit consists of one share of the Company’s subordinate vote stock and one warrant to purchase an additional share of subordinate share at an exercise price of $3.00 per share for a period beginning one year after the offering statement was qualified by the Securities and Exchange Commission.

On June 25, 2021, the Board of Directors approved the extension of the maturity date from June 30, 2021 to June 30, 2023 of 14,954,522 warrants to purchase shares of the Company’s subordinate voting stock. The extension of warrants applied to units purchased in private placements and did not include any compensatory warrants.

ITEM 4.	EXHIBITS.

Exhibit No.	Description
2.1	Certificate of Incorporation of the Company
2.2	Notice of Articles of the Company
2.3	Articles of the Company
3.1	Form of Subordinate Share Certificate
3.2	Form of Warrant Certificate
3.3	Shareholders’ Agreement
4.1	Form of Subscription Agreement
6.3	Agreement dated January 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.7	Lease with Option to Purchase dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.8	Option to Lease dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.9	Broker-Dealer Agreement with Dalmore Group LLC
7.1	Merger Agreement dated June 20, 2019 among the Company, Zenleaf, LLC and Zenlabs Merger Sub, LLC
7.2	Addendum Merger Agreement dated October 31, 2019 between the Company and Zenleaf, LLC
7.3	Zenleaf Labs Merger Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENLABS HOLDINGS INC.

Date:	Septmber 7, 2021		/s/ MICHAEL BOSHART

		By:	Michael Boshart
President and Director
(Principal Executive Officer)

Date:	September 7, 2021		/s/ KELLY J. STOPHER

		By:	Kelly J. Stopher
Chief Financial Officer and Corporate Secretary/Treasurer
(Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date:	September 7, 2021	By:	/s/ MICHAEL BOSHART
Michael Boshart
Director

Date:	September 7, 2021		/s/ CRAIG DICKHOUT
		By:	Craig Dickhout
Director

Date:	September 7, 2021		/s/ KARL METZ
		By:	Karl Metz
Director